Green PolkaDot Box Incorporated

629 E. Quality Drive, Suite 103

American Fork, UT 84003

     June 7, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-5010

Attn: Charles Lee and Robyn Manuel

Re:

Green Polkadot Box Incorproated (f/k/a Vault America, Inc.)

Form 8-K

Filed March 6, 2012

Form 8-K/A

Filed May 14, 2012

Form 10-Q for Fiscal Quarter Ended January 31, 2012

Filed March 13, 2012

File No. 000-54637 (formerly 333-74928)

Dear Mr. Lee and Ms. Manuel:

Green Polkadot Box Incorporated (f/k/a Vault America, Inc.), a Nevada corporation (the “Company”) hereby submits the following response to oral comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) during a call on May 29, 2012 (the “Oral Comments”) relating to the Company’s Form 8-K filed on March 6, 2012 and Form 8-K/A filed on May 14, 2012.  In connection with the Oral Comments, as explained in the responses set forth below, the Company filed Amendment No. 2 to Form 8-K on June 7, 2012 (the “Amended 8-K”).  Set forth below are the Company’s responses to the Staff’s Oral Comments.

Note 7 – Membership Agreements – Deferred Revenue, page F-15

11.

Restatement of financials and proforma information related to the Company’s classification as deferred revenues, and ultimately as revenues: a) the $500 worth of bonus points issued to founding trust lifetime members upon payment of their initial $2,000 fee; and b) the additional $2,000 worth of reward points earned by these members over the 18 month period following payment of the lifetime membership fee.

Response:

The Company revisited the accounting literature with respect to the recognition of costs and liability as well as the revenue recognition as it relates to the reward points the Company issue to its members. Each reward point has a value of $1. The Company believes that it needed to restate its financial statements for the year ended December 31, 2011 to correct errors related to the original recognition of these reward points.  The purpose of the corrections is to properly account for the Company’s accounting for the deferred revenue associated with the founding trust member fees received, as well as the accounting for the reward points provided to members for promotional advertising and for meeting criteria established in the founding trust membership agreements that do not involve the receipt of cash. The effect of these restatement adjustments on the net loss for the year ended December 31, 2011 was a decrease in the net loss from $2,836,294 to $2,280,196, a change of $556,098. The change in members’ deficit was the same $556,098, from ($5,359,479) to ($4,803,381). The Company’s cash from operating activities did not change, however, had several reclassifications.

The Company has revised its financial statements and footnotes to reflect these corrections and provided detail analysis of the changed line items in Note 13 “Restatement of Prior Financial Statements”.

Acknowledgement of the Accuracy and Adequacy of Disclosure

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The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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The Company acknowledges that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (801) 478-2500 or our counsel, Andrea Cataneo or Jay Yamamoto, at (212) 930-9700.

Very Truly Yours,

/s/ Rod A. Smith

___________________

Rod A. Smith, Chief Executive Officer

Green PolkaDot Box Incorporated